January 5, 2012
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-1-12

QUATERRA SUBSIDIARY SINGATSE PEAK SERVICES RELEASES INDEPENDENT
RESOURCE ESTIMATE AT YERINGTON COPPER PROJECT IN NEVADA

Historic resource validated, potential for expansion identified

VANCOUVER, B.C. — Quaterra Resources Inc. today announced that an independent resource estimate has validated an historic copper resource at the Yerington copper project in Lyon Country, Nevada, wholly owned by its subsidiary Singatse Peak Services, LLC (SPS).

Tetra Tech, Inc. of Golden, Colorado, has completed a Canadian National Instrument (NI) 43-101 compliant independent resource estimate for mineralization in and around the historic Yerington pit previously owned and operated by copper miner Anaconda. Using a cutoff of 0.2% total copper (TCu) the Yerington project’s measured and indicated primary copper resource totals 71.8 million tons averaging 0.30% TCu and contains 430 million pounds of copper. An inferred primary copper resource of 63.9 million tons averaging 0.25% TCu contains 323 million pounds of copper. Acid-soluble oxide/chalcocite mineralization includes a measured and indicated resource of 9.4 million tons averaging 0.30% TCu (57 million pounds of copper); and an inferred resource of 8.6 million tons averaging 0.28% TCu (47 million pounds of copper).

Also, the data clearly show that the possibility exists to expand the resource because mineralization extends beyond the limit of current drilling particularly below the pit and on its western end. Not only do numerous historic holes drilled by Anaconda bottom in mineralization, but also drill hole intercepts along the western edge of the pit are some of the best in the database. For example, twin hole SP-04 at the northwest end of the pit intercepted 524.5 feet averaging 0.35%TCu at a depth of 228 feet, including 88 feet of 0.69% TCu at a depth of 265 feet. In addition to the twinned holes, the SPS 2011 drilling campaign completed 13,100 feet of RC exploration drilling in 24 holes near the Yerington Pit to target possible extensions to the mineralization. Hole SP-36, located along south central margin of the pit intercepted 95 feet averaging 0.28% TCu at a depth of 230 feet.

“We are very pleased with the results of the Tetra Tech study,” says Eugene Spiering, Quaterra’s VP Exploration. “The validation of historic data combined with the results of our recent exploration drilling provide SPS with a large copper resource that we believe can be expanded by additional drilling and built into a major deposit in the near future.”

A complete table of the 2011 drill hole intercepts and project maps are available at SPS’s website at www.singatsepeakservices.com. It is also available on the Quaterra website at www.quaterra.com. Highlights from SPS's 2011 twin hole and exploration drilling program are shown below:

2011 Singatse Peak Drilling Highlights

	From	To	Thickness	Total Cu
Drill Hole	feet	feet	feet	%
Core Twin Holes
SP-004	228.0	752.5	524.5	0.35
including	265.0	353.0	88.0	0.69

SP-006	204.0	408.0	204.0	0.53
	430.5	770.0	339.5	0.38

SP-010	258.0	369.0	111.0	0.71
	429.0	634.0	205.0	0.35

RC Twin Holes
SP-023	10.0	600.0	590.0	0.21
including	425.0	490.0	65.0	0.37

RC Exploration Holes
SP-035	0.0	190.0	190.0	0.23
including	75.0	90.0	15.0	0.73

SP-036	230.0	325.0	95.0	0.28

SP-039	0.0	45.0	45.0	0.25
	135.0	215.0	80.0	0.30

SP-040	0.0	200.0	200.0	0.24
including	170.0	200.0	30.0	0.49

Note: All intervals calculated using 0.1% total copper cutoff.
The samples from the Yerington drilling program are prepared and assayed by Skyline Assayers & Laboratories in Tucson, Arizona, which is accredited by the American Association for Laboratory Accreditation (A2LA - certificate no. 2953.01) and by ISO17025 compliant ALS Chemex Laboratories in Sparks, Nevada.

SPS is planning both core and reverse circulation drilling, geophysical surveys and preliminary metallurgical studies during 2012 to extend and evaluate copper mineralization at the former Yerington mine site. Drilling is also planned to confirm and expand the Bear deposit mineralization and to investigate the surrounding areas for new deposits.

Eugene D. Spiering is the Qualified Person with Singatse Peak Services LLC. responsible for the drill data in the news release. The Qualified Person for the Yerington Copper Project resource estimate and the forthcoming technical report is Dr. Rex Bryan with Tetra Tech, Golden, Colorado.

Details of Resource Estimate

SPS has commissioned Tetra Tech to prepare a NI43-101-compliant Technical Report for the Yerington copper project. The Tetra Tech resource estimate for the project will be included with a description of the project history, geology, mineralization, sampling procedures, and laboratory Quality Assurance/Quality Control procedures. The NI43-101 Technical Report will be filed within 45 days of the date of this release. This report will be available at www.sedar.com. A summary of measured, indicated and inferred resources at various cutoff grades is shown in Tables 1 to 4 at the end of this news release. Based on benchmarking of the Yerington deposit to similar deposits, Tetra Tech has determined that reasonable base case cutoff grades for the leachable (oxide/chalcocite) SX/EW recoverable copper and for flotation recoverable primary sulfide resources are 0.12% and 0.15% total copper (TCu) respectively.

The results of the NI43-101-compliant resource estimate compare favorably to the non-compliant estimates of copper remaining in and around the Yerington pit after the mine shut down (K. L. Howard, Jr., Anaconda Internal Memo, 1979). The 1979 estimate contained no classification for measured, indicated or inferred, so direct comparison can only be made when considering all classes of the current estimate.

Using the same 0.2% TCu cutoff, the Tetra Tech estimate is 127% of the total tonnage, 81% of the average grade and 104% of the total pounds of contained copper in the 1979 Anaconda estimate of 121 million tons with an average grade of 0.34% Cu containing approximately 831 million pounds of copper. The lower grade and higher tonnage of the Tetra Tech estimate are attributed to the effects of the kriging estimation method used for modern resource estimates. A nearest neighbour model run by Tetra Tech to test the results raised the average grade of the deposit to 0.32% TCu.

The 1979 estimate cited approximately 84% of the total contained copper (696 million pounds of copper in 97.8 million tons with an average grade of 0.356% Cu) as being within the original Anaconda pit design, suggesting that a significant portion of the Yerington resource may be mined without a pushback or major changes to the upper walls of the Anaconda pit.

The current Tetra Tech resource estimate is based upon SPS’s 2011 drilling as well as 565 historic drill holes taken from approximately 10,000 scanned pages of assay and/or geologic data which were reviewed and digitally recorded by SPS personnel. The digital data entry was validated by Tetra Tech against historic sections, and was considered to be compliant, based upon results of 18 twin holes, and 5,446 feet of assays of split core from 45 Anaconda holes. The twinned drill intercepts statistically confirmed that the new compliant data supports use of the historical data, as did the new core assays which were well within the expected norms for corroborating the old with new data.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

Disclosure note

The results of the Tetra Tech resource estimate have been reviewed by Quaterra technical staff. The Company believes that the Tetra Tech resource estimate for the MacArthur Copper Project was conducted in a professional and competent manner. Inferred resources are resources that have not been defined in sufficient detail to be characterized as Measured or Indicated resources. Mineral resources have not had economic considerations applied to them and are therefore not characterized as Reserves. The mining terms "indicated resource" and "inferred resource" are used in this news release in accordance with Canadian regulations but are not recognized by the United States Securities and Exchange Commission. For clarification, the Company has no properties that contain "reserves" as defined by the SEC and is providing the forgoing, in part, in order to meet its requirements under National Instrument 43-101 adopted by the BC Securities Commission and the Canadian Securities Administrators.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Smith at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

TABLE 1 YERINGTON COPPER PROJECT –YERINGTON, NEVADA MEASURED COPPER RESOURCES Jan-12
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material	0.5	248	0.67	3,342
	0.4	463	0.57	5,250
	0.3	1,143	0.43	9,917
	0.25	1,754	0.38	13,253
	0.2	2,853	0.32	18,122
	0.15	4,850	0.26	25,065
	0.12	6,006	0.23	28,192
Primary Material	0.5	1,692	0.64	21,691
	0.4	4,974	0.51	50,665
	0.3	12,931	0.41	105,258
	0.25	19,160	0.36	139,446
	0.2	25,866	0.33	169,629
	0.15	31,804	0.30	190,570
	0.12	34,108	0.29	196,871

TABLE 2 YERINGTON COPPER PROJECT – YERINGTON, NEVADA INDICATED COPPER RESOURCES Jan-12
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material	0.5	339	0.65	4,410
	0.4	767	0.53	8,167
	0.3	2,188	0.41	17,845
	0.25	3,809	0.35	26,701
	0.2	6,592	0.30	39,117
	0.15	10,293	0.25	52,041
	0.12	12,386	0.23	57,719
Primary Material	0.5	648	0.62	8,046
	0.4	2,946	0.48	27,993
	0.3	14,607	0.37	106,865
	0.25	27,831	0.32	179,176
	0.2	45,914	0.28	260,332
	0.15	62,089	0.26	317,399
	0.12	68,418	0.24	334,564

TABLE 3 YERINGTON COPPER PROJECT – YERINGTON, NEVADA MEASURED + INDICATED COPPER RESOURCES Jan-12
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material	0.5	588	0.66	7,765
	0.4	1,230	0.55	13,417
	0.3	3,331	0.42	27,761
	0.25	5,563	0.36	39,953
	0.2	9,445	0.30	57,237
	0.15	15,143	0.25	77,108
	0.12	18,391	0.23	85,886
Primary Material	0.5	2,340	0.64	29,737
	0.4	7,919	0.50	78,652
	0.3	27,539	0.39	212,160
	0.25	46,991	0.34	318,599
	0.2	71,781	0.30	429,968
	0.15	93,893	0.27	507,961
	0.12	102,526	0.26	531,495

TABLE 4 YERINGTON COPPER PROJECT – YERINGTON, NEVADA INFERRED COPPER RESOURCES Jan-12
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material	0.5	209	0.58	2,407
	0.4	724	0.48	6,942
	0.3	2,226	0.39	17,167
	0.25	4,215	0.33	28,021
	0.2	8,596	0.28	47,347
	0.15	17,911	0.22	79,525
	0.12	24,703	0.20	97,873
Primary Material	0.5	68	0.61	833
	0.4	703	0.45	6,261
	0.3	9,073	0.34	61,442
	0.25	26,700	0.29	157,103
	0.2	63,918	0.25	322,530
	0.15	123,366	0.21	529,734
	0.12	160,104	0.20	629,209